

June 17, 2014

Via E- Mail
Mr. Robin Freestone
Chief Financial Officer
Pearson PLC
80 Strand
London, WC2R 0RL
United Kingdom

> **Re: Pearson PLC**
> **Form 20-F for the year ended December 31, 2013**
> **Filed March 27, 2014**
> **File No. 001-16055**

Dear Mr. Freestone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 31. Disposals including business closures, page F-68

1. We note from the disclosure included in Note 31, that in connection with the transaction in which Pearson and Bertelsmann formed a new consumer publishing business by combining Penguin and Random House to form the Penguin Random House venture, the Company determined the fair value of the 47% interest in the associate acquired in the transaction to be £1,160 which resulted in the recognition of a gain on disposal that has been included in discontinued operations of £202 million during 2013. Please tell us and explain in the notes to your financial statements how you determined the fair value of the 47% equity interest received in this transaction that was used in calculating the gain on

       disposal recognized in your financial statements. In a related matter, please also explain how you determined the amount of goodwill that was allocated to the Penguin operations that were transferred to the venture as part of this transaction, and which was included in the calculation of the gain recognized on the disposal of Penguin.

Note 38. Events after the balance sheet date

2. We note the disclosure on page F-71 which indicates that on February 4, 2014, the Group completed the sale of Mergermarket for £382 million. Please tell us and revise to disclose the amount of any gain or loss that was recognized in your financial statements as a result of the sale of this entity. Also, please explain in further detail how the related gain or loss recognized on this transaction was calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief